EXHIBIT 4.1.1

VARIATION AGREEMENT dated 2002

BETWEEN
(1) NATIONAL WESTMINSTER BANK Plc whose registered office is at 135 Bishopsgate, London, EC2M 3UR ("NatWest"); and

(2) GORDON PELL of Mulsanne Farm, Nightingales Lane, Chalfont St Giles, Buckinghamshire, HP8 4SQ (the "Executive").

WHEREAS

(A) The Executive is employed by NatWest under the terms of a service agreement dated 5th January 2000 as varied by a Variation Agreement dated 6th March 2000
           (the "Service Agreement").

(B) The parties wish to amend the Service Agreement so that NatWest will employ the Executive and the Executive shall serve NatWest on amended terms and conditions.

NOW THEREFORE IT IS AGREED AS FOLLOWS:

1.         Interpretation

           Capitalised words and expressions used in this Agreement which are not otherwise defined herein shall have the meanings ascribed to them in the Service Agreement.

2.         Variations

           The parties agree that the Service Agreement shall, with effect from 1 January 2002 be varied as follows:

           (i)  Clause 5.9 shall be deleted.

           (ii) Clauses 5.2 and 5.3 shall be deleted and replaced with the following words as a new clause 5.2:

                   "(a) The Royal Bank of Scotland plc operates a flexible compensation and benefits package called RBSelect. NatWest shall procure the provision of RBSelect to the Executive. The Salary Element forms part of the Executive's Value Account under RBSelect and is used to calculate certain benefits such as pension, Profit Share and any discretionary bonus payment or any other payment directly linked to salary. (b) The Salary Element would also be used to calculate severance payments including redundancy. (c) Value Account is (pound)522,917, which includes a Salary Element of (pound)500,000 per annum. Full details of the RBSelect are contained in The Royal Bank of Scotland's guidebook in relation to the scheme. (c) The Executive's Value Account less the cost of any benefits elected through RBSelect will be paid monthly on the 18th day of each month (or on the last preceding working day where the 18th day falls on a weekend) and shall be at the absolute discretion of the Remuneration Committee subject to review annually on the 1st day of April of each year or any other day approved by the Remuneration Committee with any adjustments having immediate effect. Such a review will not result in a reduction in salary but neither the review nor the result of any previous review will imply that an increase will be made.

                   (d) All remuneration payable in cash to the Executive under this Agreement shall be credited to a bank account to be maintained by the Executive with NatWest (or such other UK banking entity within the Group as the Executive may nominate)."

3.         Effect
           Save as expressly varied hereby, the provisions of the Service Agreement shall remain in full force and effect in accordance with its terms.


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4.         Governing Law
           The terms of this Agreement shall be governed by and construed in all respects in accordance with the laws of England and Wales and the parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.


SIGNED for and on behalf of                               /s/ Miller Roy McLean
NATIONAL WESTMINSTER BANK Plc
by MILLER ROY MCLEAN, Secretary
at Edinburgh
on 26 April 2002
before the undernoted witness:

Witness
Full Name
Address
Occupation

SIGNED by the said GORDON PELL                            /s/ G Pell
at London
on 22 May 2002
before the undernoted witness:

Witness
Full Name                     MRS. D S BATEMAN            /s/ D S Bateman
Address                       54 Inks Green
                              Catingford London E4
                              9EL

Occupation                    Secretary